

May 14, 2013

Via E-mail
Ms. Christine M. Day
Chief Executive Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7
Canada

Re: **lululemon athletica inc.**
        Form 10-K for Fiscal Year Ended February 3, 2013
        Filed March 21, 2013
        File No. 001-33608

Dear Ms. Day:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response letter dated July 1, 2011 regarding comment 1 of our letter dated June 17, 2011. Your response refers to the services provided by your Luon manufacturers and indicates that those services could be obtained from one or more additional manufacturers with little or no additional expense or delay. We also note statements by management during your recent earnings call regarding the impact of the black Luon issue, including the time it may take to obtain additional sources for manufacturing your key fabrics and the estimated impact on diluted EPS of $0.25 to $0.27 for the full fiscal year. Please provide further analysis regarding whether you are substantially dependent on one or more manufacturers for the major part of your requirements of goods or services. Please refer to Item 601(b)(10)(ii)(B) of Regulation

S-K and Question 146.04 of the Compliance & Disclosure Interpretations of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director